[Sentinel Letterhead]

October 5, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: EDGAR Filing Desk

Re:	Request for Withdrawal of Post-Effective Amendment No. 160 on Form N-1A of Sentinel Group Funds, Inc. (the “Corporation”) (File Nos. 2-10685 and 811-214)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), the Corporation respectfully requests the withdrawal of Post-Effective Amendment No. 160 to the Corporation’s Registration Statement on Form N-1A (the “Amendment”). The Amendment was filed electronically with the Securities and Exchange Commission on January 30, 2017 (Accession No. 0001144204-17-004862) in order to add Class T shares for nine existing series of the Corporation: Sentinel Balanced Fund, Sentinel Low Duration Bond Fund, Sentinel Small Company Fund, Sentinel Multi-Asset Income Fund, Sentinel Common Stock Fund, Sentinel Government Securities Fund, Sentinel International Equity Fund, Sentinel Sustainable Core Opportunities Fund and Sentinel Total Return Bond Fund (collectively, the “Funds”). The Amendment is being withdrawn because the Corporation has decided not to move forward with the offering of Class T shares for the Funds at this time. The Corporation confirms that no securities were sold in connection with the proposed offering. Based upon the foregoing, the Corporation respectfully submits that such a withdrawal would be consistent with the public interest and the protection of investors.

Your assistance in this matter is greatly appreciated. If you have any questions concerning the foregoing, please contact Carol J. Whitesides of Sidley Austin LLP at 212- 839-7316.

Very truly yours,

/s/ Lisa Muller
Secretary of Sentinel Group Funds, Inc.